UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha'solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- ________

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Ha’solelim Street
Tel Aviv, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 4, 2007

        We invite you to attend Check Point’s annual general meeting of shareholders. The meeting will be held on September 4, 2007 at 11:00 A.M. (Israel time), at Check Point’s principal executive offices at 5 Ha’solelim St., Tel Aviv, Israel.

        We are sending you this Proxy Statement because you hold Check Point ordinary shares. Our board of directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

        The following matters are on the agenda for the meeting:

(1)	to elect six directors – the terms of six of our current directors will expire at the meeting, and we are proposing to reelect these six directors;
(2)	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public accountants for 2007 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2006 consolidated financial statements; and
(3)	to approve compensation to certain executive officers who are also members of our board of directors.

How You Can Vote

        You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our board of directors. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, by September 4, 2007 at 6:59 A.M. Israel time, which is September 3, 2007 at 11:59 P.M. Eastern daylight time. If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution. In addition, by signing and returning the proxy card you are confirming that you do not have a “personal interest” in any proposed resolution, unless you specifically note a “personal interest” with respect to a specific resolution.

Who Can Vote

        You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on July 27, 2007. You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on July 27, 2007, or which appeared in the participant listing of a securities depository on that date. We are mailing copies of this Proxy Statement and the proxy cards to our shareholders on or about August 6, 2007, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

Quorum and Required Vote

        On July 27, 2007 we had outstanding 222,656,049 ordinary shares. Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting. Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 50% of our voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment. Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent. Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

Our board of directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 3 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows information as of July 5, 2007 for (i) each person who, as far as we know, beneficially owns more than 5% of our outstanding ordinary shares and (ii) our executive officers and directors as a group.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Number of options (3)	Exercise price	Date of expiration

Franklin Resources, Inc. (4)	33,503,464	15.1%	-	-	-
Gil Shwed (5)	33,308,726	14.4%	8,350,000	$13.00-42.31	07/14/2008-07/30/2013
Barclays Global Investors, NA (6)	24,618,476	11.1%	-	-	-
Marius Nacht (5)(7)	20,851,795	9.3%	2,349,999	$13.00-42.31	07/14/2008-09/26/2012
Genesis Fund Managers, LLP (8)	11,872,368	5.3%	-	-	-

All directors and officers as a
group (11 persons including
Messrs. Shwed and Nacht)	56,733,890	24.1%	13,091,249	$13.00-79.79	07/15/2008-07/30/2013

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after July 5, 2007 (as determined in accordance with footnote (3)).

(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (3)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of options immediately exercisable or exercisable within 60 days from July 5, 2007. The exercise price of some of these options is greater than our current share market price.

(4)	As of March 31, 2007, based on information contained in a Form 13F-HR filed with the Securities and Exchange Commission on May 7, 2007. Based on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission on February 5, 2007, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Advisors Limited, Templeton Investment Counsel, LLC, Franklin Templeton Investments Corp., Franklin Templeton Investment Management Limited, Franklin Templeton Portfolio Advisors, Inc., Templeton Asset Management, Ltd., Franklin Templeton Investments (Asia) Limited, Franklin Templeton Investments Australia Limited, Franklin Templeton Investments Japan Limited and Franklin Templeton Alternative Strategies, Inc. disclaim any pecuniary interest in any of the securities. The address for Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

(5)	The address for Messrs. Shwed and Nacht is c/o Check Point Software Technologies Ltd., 5 Ha’solelim St., Tel Aviv, Israel. Except as may be provided by applicable community property laws, Messrs. Shwed and Nacht have sole voting and investment power with respect to their ordinary shares.

(6)	As of April 30, 2007, based on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission on May 10, 2007. The address for Barclays Global Investors, NA is 45 Fremont Street, San Francisco, California 94105.

(7)	In addition to the position stated in the table, Mr. Nacht is the beneficiary of: (a) a trust that as of May 2005, the date on which the trust was established by Mr. Nacht, held 1,000,000 ordinary shares. The trust is irrevocable and is scheduled to expire May 23, 2009. In July 2006, Mr. Nacht added 1,000,000 shares to the trust. This addition to the trust is irrevocable and is scheduled to expire July 2008; (b) a trust that as of November 2006, the date on which the trust was established by Mr. Nacht, held 3,000,000 ordinary shares. The trust is irrevocable and is scheduled to expire November 2008. Mr. Nacht does not control the trusts and has limited access to information concerning activities and holdings of the trusts. Mr. Nacht disclaims beneficial ownership of the shares held in the trusts.

(8)	As of March 31, 2007, based on information contained in a Form 13F-HR filed with the Securities and Exchange Commission on May 15, 2007. In the Form 13F-HR, Genesis Fund Managers, LLP reported that it has the power to vote or direct the vote of 8,601,020 of the 11,872,368 ordinary shares it has the power to dispose or direct the disposition of. The address for Genesis Fund Managers, LLP is Barclay’s Court, Les Echelons, St. Peter Port, Guernsey GY1 6AW, Guernsey, Channel Islands.

ITEM 1 – ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

        You are being asked to reelect the following directors: Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner and Dr. Tal Shavit.

        Under our Articles of Association, the maximum number of our directors is fixed at twelve. We currently have ten directors. Four of these directors, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock, are our “outside directors” as required by the Israeli Companies Law. The term of office of Messrs. Federman and Rothrock expires in 2008 and the term of office of Messrs. Chelouche and Gecht expires in 2009. Therefore they are not required to stand for reelection at the meeting. You are being asked to reelect all of our current directors that are not outside directors. If all of our board of directors’ nominees are elected, the foregoing six directors will continue to serve as directors following the meeting in addition to the outside directors.

Nominees for Director

        Our board of directors’ Nominating Committee, which consists of Irwin Federman, Ray Rothrock, David Rubner and Dr. Tal Shavit, recommended that the following six nominees be reelected to our board of directors at the meeting. Our board of directors approved this recommendation. Each director who is elected at the meeting will serve until next year’s annual meeting of our shareholders.

        Gil Shwed, one of our founders, is the Chairman of our board of directors, a position he has held since 1998. He is also our Chief Executive Officer and one of our directors, both positions he has held since we were incorporated in 1993. Mr. Shwed also served as our President from our incorporation until 2001. Mr. Shwed has received numerous prestigious accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is a member of the Board of Trustees of Tel-Aviv University and the Chairman of the Board of Trustees of the Youth University of Tel-Aviv University.

        Marius Nacht, one of our founders, has served as Vice Chairman of our board of directors since 2001 and has also been our Senior Vice President since 1999. Mr. Nacht has served as one of our directors since we were incorporated in 1993. Mr. Nacht earned a B.S. cum laude in Physics and Mathematics from the Hebrew University of Jerusalem in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel-Aviv University in 1987. Mr. Nacht is currently on an extended leave of absence.

        Jerry Ungerman was appointed Vice Chairman of our board of directors in 2005, and he is responsible for leading our partner and customer relations. From 2001 until 2005 Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated more than 30 years of high-tech sales, marketing and management experience at Hitachi Data Systems (HDS). He began his career with IBM after earning a bachelor’s degree in Business Administration from the University of Minnesota.

         Dan Propper has served on our board of directors since 2006. Mr. Propper is the Chairman of the Board of the Osem Group, a leading Israeli manufacturer of food products. Mr. Propper served as the CEO of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers’ Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received prestigious accolades for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the boards of directors of the First International Bank of Israel, Delta Galil Industries Ltd., Osem Investments Ltd., Teva Pharmaceuticals Industries Ltd. and a number of private companies, including Tivall Ltd. and Sabra Salads Ltd., subsidiaries of Osem. Mr. Propper is also a member of the boards of directors of the Technion, the Weizmann Institute of Science and Ben-Gurion University in Israel, and of the executive committee of Tel Aviv University. Mr. Propper earned a B.Sc. summa cum laude in Chemical Engineering and Food Technology from the Technion.

        David Rubner has served on our board of directors since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital fund. Prior to starting Rubner Technology Ventures, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd. Prior to this appointment, he held various management positions in ECI Telecom. Mr. Rubner serves on the boards of directors of Elbit Imaging Ltd., Messaging International Ltd. and a number of private companies. Mr. Rubner is also a member of the Board of Trustees of Bar-Ilan University and Shaare Zedek Hospital, and chairman of the Petach-Tikva Foundation. Mr. Rubner holds a B.S. in Engineering from Queen Mary College, University of London, and an M.S. in Electrical Engineering from Carnegie Mellon University, and he was a recipient of the Industry Prize in 1995.

        Dr. Tal Shavit has served on our board of directors since 2000. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes a defining of organizational culture as the engine of the company’s activities. She consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

        If you sign and return the enclosed proxy card, your shares will be voted “FOR” the election of the individuals named above as directors, unless you specifically specify to the contrary. We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

        As noted above, the term of office of each of our outside directors, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock, will expire either in 2008 or 2009. We are providing biographical information concerning Messrs. Chelouche, Federman, Gecht and Rothrock for your information only, even though they are not standing for reelection at this time.

        Yoav Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000.  From August 1979 until December 1994 Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe.  Mr. Chelouche is the Chairman of the Board of Dmatek Ltd., , is Chairman of the Board of Rosetta Genomics Ltd., and is a member of the boards of directors of a number of private companies. He is also Chairman of Taasiyeda, an Israeli nonprofit organization that promotes the development of leadership and technology skills in children. . Mr. Chelouche earned a B.A. in Economics and Statistics from Tel-Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

        Irwin Federman has served on our board of directors since 1995. Mr. Federman has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Federman has been a General Partner of U.S. Venture Partners, a venture capital firm, since 1990. Mr. Federman serves as director of SanDisk Corp., Mellanox Technologies Ltd. and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

        Guy Gecht has served on our board of directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht is the Chief Executive Officer of the Board of Electronics For Imaging, Inc. (EFI), a leader in digital imaging and print management solutions for commercial and enterprise printing.  Mr. Gecht has served in this position since January 2000.  From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies.  Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

        Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is Managing General Partner of Venrock, a venture capital firm, where he has been a member since 1988 and a general partner since 1995. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

        We are proposing to adopt the following resolution:

“RESOLVED, that the election of the following six persons to the board of directors of Check Point be, and it hereby is, approved: Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner and Dr. Tal Shavit.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is required to elect each of the individuals named above as directors.

ITEM 2 - PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS;
REVIEW AND DISCUSSION OF OUR 2006 CONSOLIDATED
FINANCIAL STATEMENTS

        Our board of directors has appointed Kost, Forer, Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent public accountants for 2007. Kost, Forer, Gabbay & Kasierer have audited our books and accounts since we were incorporated.

        Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the meeting. In accordance with Section 60(b) of the Israeli Companies Law, you are invited to discuss our 2006 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2006, including our 2006 audited consolidated financial statements, is available on our website at www.checkpoint.com. To have a printed copy mailed to you, please contact our Investor Relations department at 800 Bridge Parkway, Redwood City, CA 94065, tel: 650-628-2000, email: ir@us.checkpoint.com.

        We are proposing to adopt the following resolution:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Check Point’s independent public accountants for 2007 be, and it hereby is, ratified, and the board of directors (or, the audit committee, if authorized by the board of directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent public accountants.

ITEM 3 – PROPOSAL TO APPROVE COMPENSATION TO CERTAIN OF OUR
EXECUTIVE OFFICERS WHO ARE ALSO BOARD MEMBERS

        The Israeli Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval. This includes cash compensation as well as compensation in the form of stock options. Gil Shwed, Marius Nacht and Jerry Ungerman, who are directors of Check Point, are also officers of Check Point. Mr. Shwed is our Chief Executive Officer, Mr. Nacht is our Senior Vice President and Mr. Ungerman is our Vice Chairman. Therefore, their compensation requires shareholder approval.

        The total direct compensation that we accrued for our directors and executive officers as a group for the year ended December 31, 2006 was approximately $2.8 million.

        Our compensation committee, audit committee, board of directors and shareholders have previously approved Mr. Shwed’s cash compensation. Mr. Shwed’s cash compensation remains unchanged, and therefore no further approval is required for his cash compensation. In addition, our compensation committee, audit committee, board of directors and shareholders have previously approved Messrs. Nacht’s and Ungerman’s compensation. Messrs. Nacht’s and Ungerman’s compensation has not increased, and therefore no further approval is required for their compensation.

        Our compensation committee, audit committee and the board of directors have approved the grant to Mr. Shwed of options to purchase 2 million ordinary shares (the same level as previous years) at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the meeting. We are therefore proposing that you now approve the option grant to Mr. Shwed. The number of ordinary shares beneficially owned by Mr. Shwed, and the number of ordinary shares he beneficially owns pursuant to stock options exercisable within 60 days after July 5, 2007, are set forth above under the caption “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.”

        We are proposing to adopt the following resolutions:

“RESOLVED, that the grant to Gil Shwed of options to purchase 2 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the meeting and upon the terms recommended by Check Point’s compensation committee and approved by Check Point’s audit committee and board of directors be, and it hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve our executive officers’ compensation. In addition, since Mr. Shwed is a director of Check Point and may be deemed to be a controlling shareholder under Israeli law, a special majority vote will be required for approval of this proposal. In order to approve the executive officers’ compensation, the affirmative vote of the ordinary shares must either include at least one-third of the ordinary shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders voted against this proposal must not represent more than one percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you have a personal interest in the adoption of the proposal to grant options to our executive officers, as described above. Please note, that under the Israeli Companies Law, you are also deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Check Point, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

By Order of the Board of Directors. GIL SHWED Chairman of the Board of Directors

Dated: August 6, 2007

To Our Shareholders

2006 was a year of building for Check Point. We expanded our business strategy, entered new markets and created a foundation for growth in 2007 and beyond.

Our strategy is focused on offering our customers the architecture, technology and solutions with which they can build the IT security infrastructure of the future. To realize this strategy, earlier this year, we unveiled a new corporate theme: PURE security, centered on our dedication to staying true to this goal.

In the past year, we have demonstrated our commitment to the concept of PURE security by using our internal development expertise to introduce new solutions. In addition, we made two strategic acquisitions that expanded our market presence: the acquisition of Protect Data AB, owner of Pointsec® Mobile Technologies, which marked the first step in our data security strategy, and the acquisition of NFR Security Inc., which significantly enhanced our intrusion detection and prevention capabilities.

As a result, we are now offering advanced solutions across two key security segments–network security and data security–as part of our Unified Security Architecture.

Our direction is clear. Check Point continues to lead the security industry with a dedicated focus on building a unified, integrated security platform that provides consistent security across the network layer–for remote users, data centers, security gateways and endpoints–and expands to the data security layer to minimize the risk of data loss or leakage.

Strong Financial Performance

Our strong financial performance in the first half of 2007 underscores the success of our strategy. Revenues for the first half of 2007 were $340.2 million, an increase of 25 percent compared to $272.5 million in the first half of 2006. Earnings per diluted share for the first half of 2007, which include acquisition-related charges and equity-based compensation expenses, were $0.52, similar to the first half of 2006. Excluding acquisition-related charges and equity-based compensation expenses, earnings per diluted share for the first half of 2007 were $0.73, an increase of 17 percent compared to $0.62 in the first half of 2006.

In the first half of 2007, we experienced growth across all reported revenue segments with both our core enterprise network security business and data security business as the primary drivers. The continued success of our annuity-based programs has driven growth in our subscription, support and deferred revenues. These programs include our support programs delivered jointly by Check Point and our partners, and the SmartDefense™ real-time security update subscription service. Our deferred revenue balance increased in 2006 by $35.2 million to $204.1 million on December 31, 2006, and has grown an additional $32.1 million in the first half of 2007 to $236.2 million on June 30, 2007.

Over the past 18 months, we have also continued to generate strong cash from operating activities. Net cash from operations in fiscal year 2006 was $367.5 million and $191.5 million for the first half of 2007.

Security Beyond the Network

Since Check Point’s inception in 1993, we have focused on network security. As reliance on the Internet has grown, organizations have become more aware of the risk of Internet attacks and have deployed additional network security solutions to protect their IT resources and confidential information from unauthorized access. In 2003, we expanded our product offering to the individual computer level, enabling protection of every PC connected to the network–internally or remotely–and enforcing the organization’s security policy on every PC accessing the network.

However, while network security offers effective solutions, data can still be at risk through common computer use–intentionally or unintentionally. An example that frequently makes the news is the loss of removable media carrying sensitive corporate data or lost or stolen laptops. Today, corporate data is pushed from corporate local networks to mobile endpoints such as laptops, PDAs, smartphones, USB drives and other removable media. Loss or theft of these devices could expose confidential corporate data to unauthorized parties, risking the breach of sensitive information, damage to the company’s reputation and the violation of increasing regulations that require data protection. To address this growing problem, earlier this year we took the first step in our strategy for expanding into data security, offering full-disk encryption and removable media protection solutions, designed to ensure that data residing on laptops or other mobile devices would remain safe and won’t be exploited by unauthorized users.

Leadership into the Future

Our PURE focus on security and our customers’ needs has enabled Check Point to lead the market since 1993 with the most comprehensive, innovative and integrated security solutions. Today, we continue to be the leading pure-play company in IT security to offer a Unified Security Architecture, and our recent expansion into data security is already showing results. However, as we look forward the future appears even more exciting.

We credit our accomplishments to our global business model, our partners around the world and the commitment and innovation of our employees. We believe our strategic vision and distinguished products and technologies will continue to translate into strong business results and deliver additional value to our shareholders.

Gil Shwed
Founder, Chairman and Chief Executive Officer
July 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 6, 2007	CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ John Slavitt —————————————— John Slavitt General Counsel